SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Discovery of good quality oil in south Santos Basin

Rio de Janeiro, November 23, 2011 – Petróleo Brasileiro S.A. – Petrobras announces that it has confirmed the presence of good quality oil in well 4-SPS-91 (4-BRSA-1002-SPS), in south Santos Basin, at an area known as Tiro and Sidon.

The new well, informally known as Patola, is located at a water depth of 299 meters, some 200 km off the coast of São Paulo State and 3.8 km from discovery well 1-SPS-57 (1-BRSA-658-SPS), in the area of the Evaluation Plan of the discoveries of wells 1-SPS-56 and 1-SPS-57 (1-BRSA-607 / 1-BRSA-658), former block BM-S-40.

Preliminary analyses indicate that this oil is of the same quality as the oil found in wild cat wells, around 36o API. This discovery confirms the potential of good quality oil in shallow waters of south Santos Basin.

The discovery was confirmed by oil sampling obtained through cable tests, in sandstone of the post-salt. This reservoir is approximately 2,160 meters deep.

Petrobras will proceed with the activities and investments provided in the Evaluation Plan, including the drilling of other wells in the area and will proceed with the Extended Well Test (EWT), which is currently in progress in wells 1-SPS-56 and 1-SPS-57.

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.